Exhibit 99.4

ASML - Summary IFRS Consolidated Statement of Profit or Loss 1,2

	Three months ended,		Six months ended,
	Jul 3,	Jul 2,	Jul 3,	Jul 2,
	2016	2017	2016	2017
(in millions EUR)

Net system sales [3]	1,265.4	1,384.1	2,125.2	2,599.9
Net service and field option sales [3]	474.2	717.3	947.6	1,445.1
Total net sales	1,739.6	2,101.4	3,072.8	4,045.0

Total cost of sales	(1,018.1)	(1,228.5)	(1,802.5)	(2,318.2)
Gross profit	721.5	872.9	1,270.3	1,726.8

Other income	23.5	24.0	46.9	47.9
Research and development costs	(151.9)	(202.7)	(351.0)	(440.1)
Selling, general and administrative costs	(90.3)	(102.0)	(179.0)	(200.6)
Operating income	502.8	592.2	787.2	1,134.0

Interest and other, net	—	(12.2)	(0.3)	(22.5)
Income before income taxes	502.8	580.0	786.9	1,111.5

Income tax expense	(132.4)	(104.4)	(185.7)	(175.0)
Net income	370.4	475.6	601.2	936.5

ASML - Summary IFRS Consolidated Statement of Financial Position 1,2

	Dec 31,	Jul 2,
	2016	2017
(in millions EUR)

ASSETS
Property, plant and equipment	1,687.2	1,567.3
Goodwill	4,898.3	4,668.3
Other intangible assets	2,882.3	2,792.2
Investments in associates	—	1,002.1
Deferred tax assets	181.6	186.3
Finance receivables	117.2	120.2
Derivative financial instruments	89.5	84.7
Other assets	377.6	409.2
Total non-current assets	10,233.7	10,830.3

Inventories	2,780.9	3,136.9
Current tax assets	11.6	32.6
Derivative financial instruments	44.5	84.8
Finance receivables	447.4	413.6
Accounts receivable	700.2	1,224.6
Other assets	441.6	547.7
Short-term investments	1,150.0	600.0
Cash and cash equivalents	2,906.9	1,914.2
Total current assets	8,483.1	7,954.4

Total assets	18,716.8	18,784.7

EQUITY AND LIABILITIES
Equity	11,028.7	11,228.1

Long-term debt	3,071.8	2,995.5
Derivative financial instruments	38.1	71.2
Deferred and other tax liabilities	699.5	655.0
Provisions	20.5	20.5
Accrued and other liabilities	577.6	689.4
Total non-current liabilities	4,407.5	4,431.6

Provisions	1.8	—
Derivative financial instruments	75.8	0.1
Current portion of long-term debt	247.7	25.9
Current and other tax liabilities	201.9	31.9
Accrued and other liabilities	2,160.2	2,084.8
Accounts payable	593.2	982.3
Total current liabilities	3,280.6	3,125.0

Total equity and liabilities	18,716.8	18,784.7

ASML - Summary IFRS Consolidated Statement of Cash Flows 1,2

	Three months ended,		Six months ended,
	Jul 3,	Jul 2,	Jul 3,	Jul 2,
	2016	2017	2016	2017
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	370.4	475.6	601.2	936.5

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	103.9	177.5	205.2	358.3
Impairment	0.4	7.6	0.9	7.8
Loss on disposal of property, plant and equipment	0.9	0.8	2.1	1.1
Share-based payments	10.5	10.5	24.1	25.8
Allowance for doubtful receivables	0.8	1.3	1.7	2.5
Allowance for obsolete inventory	22.5	31.3	59.1	60.6
Deferred income taxes	81.9	14.0	105.0	29.3
Changes in assets and liabilities	11.9	(79.7)	(323.3)	(869.9)
Net cash provided by (used in) operating activities	603.2	638.9	676.0	552.0

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(98.9)	(56.3)	(154.1)	(94.9)
Purchase of intangible assets	(123.3)	(113.6)	(205.5)	(200.3)
Purchase of short-term investments	(350.0)	(275.0)	(700.0)	(350.0)
Maturity of short-term investments	425.0	600.0	650.0	900.0
Cash from (used for) derivative financial instruments	7.7	(16.5)	8.8	(47.2)
Loans issued and other investments	(6.0)	—	(6.0)	—
Acquisition of associates	—	(1,002.1)	—	(1,002.1)
Acquisition of subsidiaries (net of cash acquired)	—	—	—	—
Net cash provided by (used in) investing activities	(145.5)	(863.5)	(406.8)	(794.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(445.9)	(516.7)	(445.9)	(516.7)
Purchase of shares	(171.9)	—	(385.4)	—
Net proceeds from issuance of shares	12.1	11.9	22.7	24.9
Net proceeds from issuance of notes	—	—	—	—
Repayment of debt	(1.2)	(239.5)	(2.4)	(240.7)
Net cash provided by (used in) financing activities	(606.9)	(744.3)	(811.0)	(732.5)

Net cash flows	(149.2)	(968.9)	(541.8)	(975.0)

Effect of changes in exchange rates on cash	11.9	(27.5)	9.2	(17.7)
Net increase (decrease) in cash and cash equivalents	(137.3)	(996.4)	(532.6)	(992.7)

ASML - Quarterly Summary IFRS Consolidated Statement of Profit or Loss 1,2

	Three months ended,
	Jul 3,	Oct 2,	Dec 31,	Apr 2,	Jul 2,
	2016	2016	2016	2017	2017
(in millions EUR)

Net system sales [3]	1,265.4	1,257.7	1,289.1	1,215.8	1,384.1
Net service and field option sales [3]	474.2	556.9	618.3	727.8	717.3
Total net sales	1,739.6	1,814.6	1,907.4	1,943.6	2,101.4

Total cost of sales	(1,018.1)	(1,016.4)	(1,078.1)	(1,089.7)	(1,228.5)
Gross profit	721.5	798.2	829.3	853.9	872.9

Other income	23.5	23.4	23.5	23.9	24.0
Research and development costs	(151.9)	(176.4)	(191.4)	(237.4)	(202.7)
Selling, general and administrative costs	(90.3)	(88.8)	(106.8)	(98.6)	(102.0)
Operating income	502.8	556.4	554.6	541.8	592.2

Interest and other, net	—	(30.1)	77.1	(10.3)	(12.2)
Income before income taxes	502.8	526.3	631.7	531.5	580.0

Income tax expense	(132.4)	(100.8)	(101.5)	(70.6)	(104.4)
Net income	370.4	425.5	530.2	460.9	475.6

ASML - Quarterly Summary IFRS Consolidated Statement of Financial Position 1,2

	Jul 3,	Oct 2,	Dec 31,	Apr 2,	Jul 2,
	2016	2016	2016	2017	2017
(in millions EUR)

ASSETS
Property, plant and equipment	1,608.9	1,587.4	1,687.2	1,622.4	1,567.3
Goodwill	2,626.8	2,593.8	4,898.3	4,807.7	4,668.3
Other intangible assets	2,153.0	2,192.5	2,882.3	2,832.7	2,792.2
Investments in associates	—	—	—	—	1,002.1
Deferred tax assets	165.2	168.6	181.6	200.8	186.3
Finance receivables	105.7	71.8	117.2	213.6	120.2
Derivative financial instruments	121.5	104.8	89.5	85.5	84.7
Other assets	367.5	369.7	377.6	391.5	409.2
Total non-current assets	7,148.6	7,088.6	10,233.7	10,154.2	10,830.3

Inventories	2,715.3	2,696.9	2,780.9	2,995.7	3,136.9
Current tax assets	178.0	143.5	11.6	137.0	32.6
Derivative financial instruments	43.0	48.4	44.5	39.4	84.8
Finance receivables	524.0	663.5	447.4	346.9	413.6
Accounts receivable	732.4	858.4	700.2	864.8	1,224.6
Other assets	395.0	417.5	441.6	474.5	547.7
Short-term investments	1,000.0	1,400.0	1,150.0	925.0	600.0
Cash and cash equivalents	1,926.1	2,913.0	2,906.9	2,910.6	1,914.2
Total current assets	7,513.8	9,141.2	8,483.1	8,693.9	7,954.4

Total assets	14,662.4	16,229.8	18,716.8	18,848.1	18,784.7

EQUITY AND LIABILITIES
Equity	9,299.5	9,690.6	11,028.7	11,449.9	11,228.1

Long-term debt	901.9	2,390.6	3,071.8	3,040.3	2,995.5
Derivative financial instruments	1.2	0.8	38.1	50.8	71.2
Deferred and other tax liabilities	405.0	472.4	699.5	726.5	655.0
Provisions	12.6	16.5	20.5	20.5	20.5
Accrued and other liabilities	322.1	386.7	577.6	684.7	689.4
Total non-current liabilities	1,642.8	3,267.0	4,407.5	4,522.8	4,431.6

Provisions	2.9	2.4	1.8	0.8	—
Derivative financial instruments	34.3	29.8	75.8	30.0	0.1
Current portion of long-term debt	253.6	250.4	247.7	244.7	25.9
Current and other tax liabilities	170.9	131.1	201.9	137.6	31.9
Accrued and other liabilities	2,524.2	2,227.2	2,160.2	1,697.0	2,084.8
Accounts payable	734.2	631.3	593.2	765.3	982.3
Total current liabilities	3,720.1	3,272.2	3,280.6	2,875.4	3,125.0

Total equity and liabilities	14,662.4	16,229.8	18,716.8	18,848.1	18,784.7

ASML - Quarterly Summary IFRS Consolidated Statement of Cash Flows 1,2

	Three months ended,
	Jul 3,	Oct 2,	Dec 31,	Apr 2,	Jul 2,
	2016	2016	2016	2017	2017
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	370.4	425.5	530.2	460.9	475.6

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	103.9	124.0	174.4	180.8	177.5
Impairment	0.4	1.4	1.2	0.2	7.6
Loss on disposal of property, plant and equipment	0.9	1.7	1.4	0.3	0.8
Share-based payments	10.5	12.6	12.2	15.3	10.5
Allowance for doubtful receivables	0.8	0.7	0.8	1.2	1.3
Allowance for obsolete inventory	22.5	2.9	11.0	29.3	31.3
Deferred income taxes	81.9	67.1	0.3	15.3	14.0
Changes in assets and liabilities	11.9	(537.3)	560.4	(790.2)	(79.7)
Net cash provided by (used in) operating activities	603.2	98.6	1,291.9	(86.9)	638.9

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(98.9)	(66.3)	(95.9)	(38.6)	(56.3)
Purchase of intangible assets	(123.3)	(103.4)	(99.2)	(86.7)	(113.6)
Purchase of short-term investments	(350.0)	(770.0)	(1,050.0)	(75.0)	(275.0)
Maturity of short-term investments	425.0	370.0	1,300.0	300.0	600.0
Cash from (used for) derivative financial instruments	7.7	(14.4)	(9.4)	(30.7)	(16.5)
Loans issued and other investments	(6.0)	(1.2)	(0.2)	—	—
Acquisition of associates	—	—	—	—	(1,002.1)
Acquisition of subsidiaries	—	—	(2,641.3)	—	—
Net cash provided by (used in) investing activities	(145.5)	(585.3)	(2,596.0)	69.0	(863.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(445.9)	—	—	—	(516.7)
Purchase of shares	(171.9)	(14.6)	—	—	—
Net proceeds from issuance of shares	12.1	11.7	548.3	13.0	11.9
Net proceeds from issuance of notes	—	1,484.7	745.9	—	—
Repayment of debt	(1.2)	(1.1)	(1.2)	(1.2)	(239.5)
Net cash provided by (used in) financing activities	(606.9)	1,480.7	1,293.0	11.8	(744.3)

Net cash flows	(149.2)	994.0	(11.1)	(6.1)	(968.9)

Effect of changes in exchange rates on cash	11.9	(7.1)	5.0	9.8	(27.5)
Net increase (decrease) in cash and cash equivalents	(137.3)	986.9	(6.1)	3.7	(996.4)

Notes to the Summary IFRS Consolidated Financial Statements

Basis of Preparation
The accompanying Summary Consolidated Financial Statements are stated in millions of euros unless indicated otherwise. The accompanying Summary Consolidated Financial Statements have been prepared in conformity with International Financial Reporting Standards as adopted by the EU (“IFRS”) accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. For further details on our Summary of Significant Accounting Policies refer to the Notes to the Consolidated Financial Statements as recorded in our Statutory Annual Report which is available on www.asml.com. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included in the Summary Consolidated Financial Statements.

For internal and external reporting purposes, we apply accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP is our primary accounting standard for the setting of financial and operational performance targets.

Revenue from Contracts with Customers
IFRS 15 "Revenue from Contracts with Customers" was issued in May 2014 and has been endorsed by the EU on September 22, 2016. IFRS 15 is a joint project of the FASB and the IASB, to clarify the principles for recognizing revenue and to develop a common revenue standard for US GAAP and IFRS that would:

•	Remove inconsistencies and weaknesses in previous revenue recognition requirements;

•	Provide a more robust framework for addressing revenue issues;

•	Improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets;

•	Provide more useful information to users of financial statements through improved disclosure requirements; and

•	Simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.
The new standard is effective for interim and annual periods beginning after January 1, 2018 and allows for either full retrospective adoption or modified retrospective adoption. We have selected full retrospective adoption and will therefore restate all prior years presented in our Consolidated (Condensed Interim) Financial Statements upon adoption in 2018.
We are finalizing our impact assessment of the new revenue recognition standard on our accounting policies and our contracts affecting our 2016 results. At this time, we cannot reasonably estimate the exact financial impact of implementing this new standard. However, for 2016 we expect an increase of our total net sales between zero and five percent and an increase of our net income between two and seven percent due to a shift in timing of revenue recognition. Based on our assessment of the impact of IFRS 15 on the Consolidated Balance Sheets we expect a significant decrease in deferred income as of December 31, 2016.
We have assessed the new accounting standard against our accounting policies and determined the expected impact. The most significant changes in our accounting policies as a consequence of adopting IFRS 15 are expected to be:

•	Certain upgrades and services change from point in time revenue recognition upon completion of the performance obligation to over time revenue recognition throughout the upgrade and service period;

•
Options to buy additional goods or services provided within our contracts, offered at a discount incremental to our stand-alone selling price, are now considered performance obligations and therefore consideration is allocated from the contract. Revenue is recognized for these material rights when the future goods or services are transferred or the option to buy expires;

•
For bill-and-hold transactions there is no longer a required fixed schedule of delivery and when a customer requests for the bill-and-hold transaction there is assumed to be a substantial reason. We will follow the requirements under IFRS 15 in order to recognize revenue; and

•
A change from allocating the consideration of a contract to the elements of the contract using relative selling price determined through vendor-specific objective evidence or best estimate of selling price to allocating the consideration of a contract based on stand-alone selling prices determined using the adjusted market approach in accordance with IFRS 15.

Investments in associates
We will recognize our proportionate share of the income or loss of Carl Zeiss SMT Holding GmbH & Co. KG on a one-quarter time lag.

ASML – Reconciliation US GAAP – IFRS 1,2

Net income	Three months ended,		Six months ended,
	Jul 3,	Jul 2,	Jul 3,	Jul 2,
	2016	2017	2016	2017
(in millions EUR)
Net income based on US GAAP	353.8	466.3	551.8	918.4
Development expenditures (see Note 1)	80.3	15.3	125.2	21.1
Income taxes (see Note 2)	(62.8)	(6.0)	(76.5)	(2.9)
Other	(0.9)	—	0.7	(0.1)
Net income based on IFRS	370.4	475.6	601.2	936.5

Notes to the reconciliation from US GAAP to IFRS

Note 1 Development expenditures
Under US GAAP, ASML applies ASC 730, "Research and Development". In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Under IFRS, ASML applies IAS 38, "Intangible Assets". In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and five years. Amortization starts when the developed product is ready for volume production.

Note 2 Income taxes
Under US GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Under IFRS, ASML applies IAS 12, "Income Taxes". In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to expected trends and outlook, including expected customer insertion of EUV in volume manufacturing, including expected volume orders, systems backlog, expected financial results and trends for the third quarter of 2017, including expected sales, gross margin, R&D and SG&A expenses, other income, and annualized effective tax rate, expected financial results and trends for the full year 2017, including expected revenue growth and growth in logic and memory, trends in DUV systems revenue, Holistic Lithography and installed base management revenues, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, including our expectation that the trends exhibited in the second quarter of 2017 will continue into 2018, statements with respect to EUV targets, manufacturing, supply chain and service capabilities, and ASML’s commitment to secure system performance, shipments and support for volume manufacturing, including availability, productivity, throughput and shipments, including timing of shipments and the ability to support a larger installed base, statements with respect to the benefits of the hardware innovations in the new DUV lithography immersion system, EUV-high volume manufacturing adoption inflection, statements with respect to HMI, including expected expansion of the integrated Holistic Lithography roadmap, introduction of a new class of pattern fidelity control for memory and logic production in 2018 and expected multi-e-beam innovation, statements with respect to the acquisition of Carl Zeiss SMT and its expected benefits, statements relating to the development of a training center with Circuit Research and Development Center Ltd., including its expected benefits, and the Chinese IC industry, including expected new fab demand and lithography market opportunity and expected shipments, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, the extension of EUV beyond the next decade, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the share repurchase plan, including its expected resumption. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to integrate HMI’s systems into our Holistic Lithography portfolio, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and timing of resumption of the share repurchase plan, the pace of development of the Chinese IC industry, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

[1]	These financial statements are unaudited.

[2]	Numbers have been rounded.

[3]
As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. The comparative numbers have been adjusted to reflect this change in accounting policy.